EXHIBIT 99.1

ECI Reports Strong Year over Year Growth
in First Quarter Profits

-- Pro Forma Net Income Totals $9.7 Million;
Up 37% from a Year Ago --

PETAH TIKVA, ISRAEL - May 3, 2007 - ECI Telecom (NASDAQ: ECIL) a global provider of networking infrastructure equipment, reported today its financial results for the first quarter of 2007, ending March 31.

Revenues for the quarter reached $155 million, compared with $162 million in the first quarter of 2006 and $154 million in the fourth quarter of 2006.

GAAP net income reached $18.7 million, or $0.15 per share on a fully diluted basis, compared with first quarter 2006 net income of $3.1 million, or $0.03 per diluted share. In the fourth quarter of 2006, ECI earned $2.3 million, or $0.02 per share on a fully diluted basis. Results for the first quarter include a $12.5 million, or $0.10 per diluted share, tax benefit recorded in connection with the initial public offering of Veraz Networks. Excluding this tax benefit, GAAP net income doubled compared to the year ago period.

Pro forma, non GAAP net income for the first quarter of 2007 reached $9.7 million, or $0.08 per diluted share, up 37% compared with pro forma, non GAAP net income of $7.1 million, or $0.06 per diluted share in the first quarter of 2006. In the fourth quarter of 2006, ECI earned, on a pro forma, non GAAP basis, $10.1 million, or $0.08 per share on a fully diluted basis.

ECI's pro forma, non GAAP, net income differs from results reported under U.S. GAAP due to adjustments made for the following items:

s	The amortization of acquired intangible assets; and
s	The impact of share-based compensation;

In addition, non GAAP results for the first quarter of 2007 exclude a tax benefit resulting from a reduction in a deferred tax asset valuation allowance recorded in connection with the initial public offering of Veraz Networks Inc.

ECI has been providing non-GAAP results reflecting these adjustments, as applicable, since the third quarter of 2005. Please see the accompanying Tables 4, 5 and 6 for a full reconciliation of GAAP to non-GAAP results.

Cash flow from operating activities totaled $26 million for the quarter. As of March 31, 2007, ECI's cash, including short and long-term deposits and marketable securities, totaled $258 million, or $2.13 per share, with no debt.

Revenues for the Transport Networking Division (reflecting the merger of our Optical Networks and Data Networking Divisions), totaled $105 million for the quarter. This represents a 15% increase from $91 million in the comparable quarter last year and approximately $1 million lower than the fourth quarter of 2006. The sequential decline is due to lower data networking revenues offsetting continued growth in optical networking revenues. On a GAAP basis, operating income for the Division reached $6.8 million, while on a pro forma, non GAAP, basis, operating income reached $9.1 million.

Revenues for the Broadband Access Division totaled $45 million for the quarter, down from $62 million in the comparable quarter last year and up from $40 million in the fourth quarter of 2006. On a GAAP basis, operating income for the Division totaled $3.8 million, while pro forma, non GAAP operating income was $4.1 million.

On April 4, 2007, Veraz Networks priced its initial public offering on NASDAQ. ECI sold 2.25 million shares at the public offering price of $8 per share (before underwriting discounts). ECI expects to record gains totaling close to $40 million in connection with the initial public offering. This amount is comprised of the following (assuming no exercise by the underwriters of their over-allotment option):

s	Tax benefit resulting from a reduction in a deferred tax asset valuation allowance in the amount of $12.5 million, reported this quarter;
s	Gain of $15 million from the sale by ECI of 2.25 million shares, to be recorded in the second quarter; and
s	Gain resulting from the increase in the book value of Veraz due to the IPO, in the amount of $12 million, to be recorded in the third quarter of 2007.

Following the offering, ECI owns 27.5% (23% on a fully diluted basis) of the common stock of Veraz (assuming no exercise by the underwriters of their over-allotment option). ECI will continue to reflect its share of Veraz's net income under "Company's equity in results of investee companies" (on a non-fully diluted basis).

Commenting on the results, Rafi Maor, ECI's President and CEO stated:

"The first quarter of 2007 marks a very good start for the year. Our Transport business continues to perform well, growing 15% year-over-year and recording strong order intake. Our Broadband Division also experienced a nice rebound, growing 11% sequentially in the quarter, driven primarily by stronger demand from one of the Division's two major customers."

"Continued robust growth in the mobile industry in emerging markets remains a significant revenue driver for our transport business, reflected in strong wireless backhaul sales in India as well as Russia and Ukraine."

"A new significant growth driver for our transport business is the transformation of our customers' business from legacy, voice-centered, services to emerging Ethernet-based services, such as voice over IP and Ethernet Private Line and other business services. While we expect voice-based applications to continue and reflect a significant portion of our transport revenues in the coming quarters, we are starting to witness demand for our carrier Ethernet products which are integrated into existing transport platforms. This is the first phase of a "migration roadmap" we are offering our carrier customers as they transition their existing SDH/SONET-based networks to next generation IP-based networks. By adding Ethernet capabilities, they can leverage their installed network equipment to maximize revenue potential from emerging Ethernet services, while keeping capital investments at a minimum. Our customers can gradually add new services as demand for these services builds, until they eventually adopt a pure packet transport solution. In the first quarter of this year, revenues from carrier Ethernet products already exceeded those generated throughout our full year 2006."

Mr. Maor continued, "Another trend in the transport market which we expect to benefit from is the growing need of telecom carriers to deploy flexible optical networks, which allow carriers to control traffic flows on the network based on actual traffic patterns, thereby optimizing the network's use. ROADM (Reconfigurable Optical Add-Drop Multiplexers) components are becoming an integral element in metro systems as carriers build out or upgrade their networks to support new, bandwidth intensive, IP-based services. We recently announced our first ROADM customer win and we have a strong customer interest. We believe that our advanced ROADM solution positions us very well to compete in this market."

"In the first quarter we also won an important contract in APAC, valued at $11 million. In this customer win, ECI's access and transport products are integrated to form a comprehensive solution, providing the access and aggregation elements of the network. This customer win is part of our efforts to expand our broadband customer base by leveraging our strong customer relations in emerging markets to cross sell broadband solutions, as well as targeting tenders in which the customer is seeking an integrated solution".

"With respect to our broadband business, demand from one of the Division's major customers recovered from its fourth quarter low and order intake from the Division's two principal customers was strong. We continue to work closely with these two important customers and expect to continue to play a major role in the deployment of their next generation access networks", concluded Mr. Maor.

Guidance

ECI is confirming its previous guidance for sequential growth in both quarterly revenues and pro forma net income in the second quarter and the remainder of the year.

Conference Call & Webcast

ECI Telecom's management will hold a conference call to discuss the company's first quarter 2007 financial results today, Thursday, May 3, 2007, at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers: US: (800) 230-1059, International: +1 (612) 288-0329, Israel: 1 (809) 370-052.

A replay of the conference call will be available from 12:00 pm ET on May 3, 2007 through May 10, 2007, at 11:59 am ET. To access the replay, please dial: US: (800) 475-6701, International: +1 (320) 365-3844. Access code for both: 870577

A live webcast of the conference call can be accessed on the ECI Telecom website at www.ecitele.com. The webcast will also be archived on ECI Telecom's website following the call.

Use of Pro Forma Information

ECI uses non GAAP financial measures to enhance understanding of its operational financial performance. ECI believes that providing each of these non GAAP financial measurements is useful to management and investors because they provide a consistent basis for comparison of its financial condition and results of operations between quarters. The presentation of this additional information is not meant to be considered in isolation or as a substitute for earnings per share or net income calculated in accordance with GAAP, and should be read only in conjunction with our condensed consolidated financial statements prepared in accordance with GAAP.

About ECI Telecom

ECI Telecom delivers innovative communications platforms to carriers and service providers worldwide. ECI provides efficient platforms and solutions that enable customers to rapidly deploy cost-effective, revenue-generating services.

Founded in 1961, Israel-based ECI has consistently delivered customer-focused networking solutions to the world's largest carriers. The Company is also a market leader in many emerging markets. ECI provides scalable broadband access, transport and data networking infrastructure that provides the foundation for the communications of tomorrow, including next-generation voice, IPTV, mobility and other business solutions. For more information, please visit www.ecitele.com.

Forward Looking Statements Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the failure to occur of the anticipated continued fast growth of the cellular markets particularly in emerging markets, our inability to grow the broadband access business as anticipated through sales to tier one accounts in Europe, Asia, and in emerging markets, failure to recognize cost-savings and synergies relating to the combination of the Optical Networks Division and the Data Networking Division, failure to anticipate market demands and develop the necessary products to answer these demands, the impact of the newly adopted SFAS 123R regarding the expensing of option-based payments, which has, and is expected to continue to, result in higher compensation expenses, actual revenues earned from announced contracts, the possibility of future net losses, rapid technological change in our markets, possible impact of customer dissatisfaction with some of our newer products, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, risks associated with international sales, risks relating to our intellectual property, the failure of the geographic and product markets in which we sell to grow as anticipated, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, as well as risks related to operations in Israel, and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2006 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations:

Elana Holzman, VP Investor Relations, ECI Telecom, Tel: +972-3-926-6255, elana.holzman@ecitele.com

TABLE - 1

ECI TELECOM LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions of U.S. dollars, except per share figures)

	Three Months Ended		Three Months ended
	March 31,		December 31,
	2007	2006	2006
Revenues	155.1	162.0	154.0
Cost of revenues	87.8	97.0	88.4
Gross profit	67.4	65.0	65.7
Research and development costs, net	25.2	25.1	24.7
Selling and marketing expenses	25.1	21.9	26.7
General and administrative expenses	11.0	12.6	11.5
Amortization of acquisition-related intangible assets	1.3	1.2	1.3
Operating income	4.9	4.2	1.5
Financial income, net	1.9	2.2	2.8
Other income (expenses), net	0.2	(0.0)	0.1
Income from continuing operations
before taxes on income	7.0	6.3	4.5
Taxes on income	11.6	(1.0)	(0.5)
Income from continuing operations
after taxes on income	18.5	5.3	4.0
Company's equity in results of
investee companies	(0.1)	(2.2)	(1.6)
Minority interest	0.2	-	(0.0)
Net income	18.7	3.1	2.3

Basic earnings per share
Net earnings per ordinary share ($)	0.16	0.03	0.02

Weighted average number of shares
outstanding used to compute basic
earnings per share - in millions	117.8	113.3	117.2

Diluted earnings per share
Net earnings per ordinary share ($)	0.15	0.03	0.02

Weighted average number of shares
outstanding used to compute diluted
earnings per share - in millions	121.0	119.0	120.6

TABLE - 2

ECI TELECOM LTD.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions of U.S. dollars)

	March 31,	December 31,
	2007	2006

Assets
Current Assets
Cash and cash equivalents	115.1	92.7
Short-term investments	80.3	80.7
Trade Receivables	156.5	187.4
Other receivables and prepaid expenses	37.7	31.9
Work in progress	17.8	13.1
Inventories	152.4	159.4
Total current assets	559.8	565.2

Long-term receivables, net	9.4	6.3
Long-term deposits and marketable securities	62.7	72.8
Assets held for severance benefits	21.1	20.5
Investments	15.5	12.0
Property, plant and equipment, net	124.0	123.9
Software development costs, net	13.6	12.9
Goodwill	39.3	39.3
Other assets	54.8	43.0
Total assets	900.1	895.9

Liabilities and shareholders' equity
Current liabilities
Trade payables	64.4	83.0
Other payables and accrued liabilities	125.7	120.4
Total current liabilities	190.0	203.4

Long-term liabilities
Other liabilities	1.0	1.0
Liability for employee severance benefits	43.8	43.7
Total long-term liabilities	44.8	44.6

Total liabilities	234.8	248.0

Minority Interest	-	4.1
Shareholders' equity
Share capital	6.4	6.4
Capital surplus	664.3	661.1
Accumulated other comprehensive income (loss)	(2.1)	(1.7)
Accumulated deficit	(3.3)	(22.1)
Total shareholders' equity	665.2	643.7

Total Liabilities and shareholders' equity	900.1	895.9

TABLE - 3

ECI TELECOM LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of U.S. dollars)

	Three Months Ended		Three Months ended
	March 31,		December 31,
	2007	2006	2006
Cash flows provided by operating activities
Net income	18.7	3.1	2.3
Adjustments to reconcile net income to cash
provided by operating activities:
Depreciation and amortization	9.9	9.6	11.3
Share-based payments expenses	2.2	2.8	3.1
Accrued severance pay, net	(0.4)	(0.8)	1.1
Capital Losses (gains), net	(0.2)	0.1	0.1
Other, net	(0.9)	0.6	(0.4)
Company's equity in results of investee companies	0.1	2.2	1.6
Minority interest	(0.2)	-	0.0
Decrease (increase) in working capital (including non-current
maturities of trade receivables)	9.4	3.1	(17.1)
Increase in deferred tax asset valuation allowance	(12.5)	-	-
Increase (decrease) in other long-term liabilities	0.0	0.1	(0.0)
Net cash provided by operating activities	26.2	20.8	2.2
Cash flows used in investing activities
Investments in deposits, net	3.6	0.3	(4.8)
Software development costs capitalized	(3.1)	(1.8)	(3.2)
Investment in property, plant and equipment	(6.5)	(6.5)	(10.6)
Proceeds from sale of property, plant and equipment	0.1	0.3	0.2
Payments for acquisition of additional shares
in consolidated subsidiary	(2.8)	-	-
Investment in investee companies	(3.3)	(0.3)	(0.3)
Repayment of long term loans granted	-	0.2	-
Investments in marketable securities	7.1	(13.0)	(1.0)
Proceeds from realization of marketable securities	-	-	11.8
Net cash used in investing activities	(5.0)	(20.7)	(7.9)
Cash flows provided by financing activities
Exercise of stock options	1.0	8.5	2.3
Net cash provided by financing activities	1.0	8.5	2.3

Effect of change in exchange rate on cash	0.2	(0.2)	0.2

Net increase (decrease) in cash and cash equivalents	22.4	8.3	(3.1)

Cash and cash equivalents at beginning of period	92.7	63.8	95.9

Cash and cash equivalents at end of period	115.1	72.1	92.7

TABLE - 4

ECI TELECOM LTD.
AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS
This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results
(In millions of U.S. dollars, except per share figures)

	Three months ended March 31,				Three months ended December 31,
	2007				2006
	GAAP	Proforma		Proforma	GAAP	Proforma	(**)	Proforma
	Reported	Adjustments			Reported	Adjustments

Revenues	155.1			155.1	154.0			154.0
Cost of revenues	87.8	(0.2)	(*)	87.6	88.4	(1.8)		86.6
Gross profit	67.4	0.2		67.6	65.7	1.8		67.4
Research and development costs, net	25.2	(0.8)	(*)	24.4	24.7	(1.5)		23.3
Selling and marketing expenses	25.1	(0.5)	(*)	24.6	26.7	(1.9)		24.7
General and administrative expenses	11.0	(0.8)	(*)	10.2	11.5	(1.4)		10.1
Amortization of acquisition-related intangible assets	1.3	(1.3)		-	1.3	(1.3)		-
Operating income	4.9	3.5		8.4	1.5	7.8		9.4
Financial income ,net	1.9			1.9	2.8			2.8
Other income (expenses), net	0.2			0.2	0.1			0.1
Income from continuing operations
before taxes on income	7.0	3.5		10.5	4.5	7.8		12.3
Taxes on income	11.6	(12.5)	(***)	(0.9)	(0.5)			(0.5)
Income from continuing operations
after taxes on income	18.5	(9.0)		9.5	4.0	7.8		11.8
Company's equity in results of
investee companies	(0.1)			(0.1)	(1.6)			(1.6)
Minority interest	0.2			0.2	(0.0)			(0.0)
Net income	18.7	(9.0)		9.7	2.3	7.8		10.1

Basic earnings per share
Net earnings per ordinary share ($)	0.16	(0.08)		0.08	0.02	0.07		0.09

Weighted average number of shares
outstanding used to compute basic
earnings per share - in millions	117.8	117.8		117.8	117.2	117.2		117.2

Diluted earnings per share
Net earnings per ordinary share ($)	0.15	(0.07)		0.08	0.02	0.07		0.08

Weighted average number of shares
outstanding used to compute diluted
earnings per share - in millions	121.0	121.0		121.0	120.6	120.6		120.6

(*) Share based compensation.
(**) Proforma adjustments for the three months ended December 31, 2006 include:
1. Share based compensation - $3.1 million
2. Amortization of acquisition-related intangible assets - $1.3 million
3. Inventory write off - $2.6 million
4. Employee termination benefits - $1.0 million
(***) Tax benefit resulting from a reduction in a deferred tax asset valuation allowance recorded in connection with the initial public offering of Veraz Networks Inc.

TABLE - 5

AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS
This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results
(In millions of U.S. dollars, except per share figures)

	Three months ended March 31,				Three months ended March 31,
	2007				2006
	GAAP	Proforma		Proforma	GAAP	Proforma		Proforma
	Reported	Adjustments			Reported	Adjustments

Revenues	155.1			155.1	162.0			162.0
Cost of revenues	87.8	(0.2)	(*)	87.6	97.0	(0.3)	(*)	96.7
Gross profit	67.4	0.2		67.6	65.0	0.3		65.3
Research and development costs, net	25.2	(0.8)	(*)	24.4	25.1	(0.9)	(*)	24.2
Selling and marketing expenses	25.1	(0.5)	(*)	24.6	21.9	(0.6)	(*)	21.3
General and administrative expenses	11.0	(0.8)	(*)	10.2	12.6	(1.1)	(*)	11.6
Amortization of acquisition-related intangible assets	1.3	(1.3)		-	1.2	(1.2)		-
Operating income	4.9	3.5		8.4	4.2	4.1		8.2
Financial income ,net	1.9			1.9	2.2			2.2
Other income (expenses), net	0.2			0.2	(0.0)			(0.0)
Income from continuing operations
before taxes on income	7.0	3.5		10.5	6.3	4.1		10.4
Taxes on income	11.6	(12.5)	(**)	(0.9)	(1.0)			(1.0)
Income from continuing operations
after taxes on income	18.5	(9.0)		9.5	5.3	4.1		9.3
Company's equity in results of
investee companies	(0.1)			(0.1)	(2.2)			(2.2)
Minority interest	0.2			0.2	-			-
Net income	18.7	(9.0)		9.7	3.1	4.1		7.1

Basic earnings per share
Net earnings per ordinary share ($)	0.16	(0.08)		0.08	0.03	0.04		0.06

Weighted average number of shares
outstanding used to compute basic
earnings per share - in millions	117.8	117.8		117.8	113.3	113.3		113.3

Diluted earnings per share
Net earnings per ordinary share ($)	0.15	(0.07)		0.08	0.03	0.03		0.06

Weighted average number of shares
outstanding used to compute diluted
earnings per share - in millions	121.0	121.0		121.0	119.0	119.0		119.0

(*) Share based compensation.
(**) Tax benefit resulting from a reduction in a deferred tax asset valuation allowance recorded in connection with the initial public offering of Veraz Networks Inc.

TABLE - 6

ECI TELECOM LTD.
AND SUBSIDIARIES
RECONCILIATION REPORT
This schedule is to assist the reader in reconciling from the GAAP reported operating income (loss) to Proforma operating income (loss)
(In millions of U.S. dollars)

	Three months ended March 31, 2007
	Transport Networking	Broadband Access	Other	Total
Revenues	104.7	44.8	5.6	155.1

Operating income (loss) - GAAP reported	6.8	3.8	(5.7)	4.9
Proforma adjustments
Share based compensation	1.0	0.3	0.9	2.2
Amortization of acquisition-related intangible assets	1.3	-	-	1.3
Total proforma adjustments	2.3	0.3	0.9	3.5
Operating income (loss) - Proforma	9.1	4.1	(4.8)	8.4

	Three months ended December 31, 2006
	Transport Networking	Broadband Access	Other	Total
Revenues	105.7	40.3	8.1	154.0

Operating income (loss) - GAAP reported	5.2	0.2	(3.8)	1.5
Proforma adjustments				-
Share based compensation	1.0	0.5	1.5	3.1
Amortization of acquisition-related intangible assets	1.3	-	-	1.3
Inventory write off	2.6	-	-	2.6
Employee termination benefits	-	0.8	0.2	1.0
Total proforma adjustments	4.8	1.3	1.7	7.8
Operating income (loss) - Proforma	10.0	1.5	(2.1)	9.4

	Three months ended March 31, 2006
	Transport Networking	Broadband Access	Other	Total
Revenues	91.5	61.8	8.7	162.0

Operating income (loss) - GAAP reported	3.1	5.9	(4.9)	4.2
Proforma adjustments				-
Share based compensation	0.9	0.5	1.5	2.8
Amortization of acquisition-related intangible assets	1.2	-	-	1.2
Total proforma adjustments	2.1	0.5	1.5	4.1
Operating income (loss) - Proforma	5.2	6.4	(3.4)	8.2